

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

<u>Via E-mail</u>
Robert J. Zollars
Chairman and Chief Executive Officer
Vocera Communications, Inc.
525 Race Street
San Jose, California 95126

> **Re: Vocera Communications, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 14, 2011**
> **File No. 333-175932**

Dear Mr. Zollars:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Stock-based compensation, page 68</u>

<u>July 2011, page 72</u>

1.   We note that you estimate your Business Enterprise Value using a combination of the income and market-based methodologies. Please revise to disclose the weight applied to each methodology at each grant date and the basis for any changes made over the period of grants disclosed.

2.   Further, please revise to describe the significant assumptions used to estimate your Business Enterprise Value utilizing the comparable company methodology at each grant date.

3.   We note from your response to comment 15 in our letter dated August 26, 2011, that one of the three primary reasons for the increase in the estimated fair value of your common

stock from $0.84 per share as of March 31, 2011 to $1.85 per share as of June 30, 2011 was because you increased the multiples used in your valuation methodologies. Please revise to explain why your confidence in your continued profitability and higher expectation of liquidity directly affects the multiples used in your valuation methodologies, and describe, qualitatively and quantitatively, the multiples that changed, how they changed at each grant date and the reasons underlying those changes.

4.   We note the three factors cited for the increase in the estimated fair value of your common stock from $0.84 per share as of March 31, 2011 to $1.85 per share as of June 30, 2011. Please tell us how much each factor contributed to the total change.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Gordon K. Davidson, Esq.
        Fenwick & West LLP